UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

10/11/2022

Annual Calendar of Corporate Events

Company’s Name: BANCO BRADESCO S.A.
Investor Relations Manager, equivalent position or contact Eduardo Braga Poterio investidores@bradesco.com.br / (11) 21940922
Reference Period: 2022

Set dates for the disclosure of regular and eventual information

Completed Annual Financial Statements and Standardized Financial Statements, related to the fiscal year ended on December 31, 2021	02/08/2022

Reference Form, related to the current fiscal year	05/31/2022

Governance Information - Publicly-held Companies	07/31/2022

Quarterly Information – ITR
Regarding the 1st quarter	05/05/2022
Regarding the 2nd quarter	08/04/2022
Regarding the 3rd quarter	11/08/2022

Annual Shareholder’s Meeting
Sending of the Management Proposal	02/08/2022
Sending of the Call Notice	02/08/2022
Date of the Annual Shareholder’s Meeting (sending of the summary of the main resolutions or the minutes )	03/10/2022

Public Presentations with Analysts
3Q22 Earnings Conference Call (virtual) Portuguese Conference Call with simultaneous translation into English at 08:30 am (US Eastern Time) / English Conference Call at 11:30 am (US Eastern Time)	11/09/2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 11, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.